Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2022

BEIJING, Jan. 17, 2023 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the second fiscal quarter ended November 30, 2022, which is the second quarter of New Oriental’s fiscal year 2023.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2022

•	Total net revenues decreased by 3.1% year-over-year to US$638.2 million for the second fiscal quarter of 2023.

•	Operating loss was US$2.5 million, compared to the loss of US$768.1 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental was US$0.7 million, compared to the loss of US$936.5 million in the same period of the prior fiscal year.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2023	2Q FY2022 (5)	% of change
Net revenues	638,214	658,321	-3.1%
Operating loss	(2,488)	(768,103)	-99.7%
Non-GAAP operating income/ (loss) (2)(3)	16,303	(737,058)	102.2%
Net income/ (loss) attributable to New Oriental	732	(936,510)	100.1%
Non-GAAP net income/ (loss) attributable to New Oriental (2)(3)	17,750	(901,625)	102.0%
Net income/ (loss) per ADS attributable to New Oriental—basic	0.00	(5.52)	100.1%
Net income/ (loss) per ADS attributable to New Oriental—diluted	0.00	(5.52)	100.0%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental—basic (2)(3)(4)	0.11	(5.31)	102.0%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental—diluted (2)(3)(4)	0.10	(5.31)	101.8%

(in thousands US$, except per ADS(1) data)	1H FY2023	1H FY2022	% of change
Net revenues	1,383,036	1,967,132	-29.7%
Operating income/ (loss)	75,501	(735,670)	110.3%
Non-GAAP operating income/ (loss) (2)(3)	113,347	(661,448)	117.1%
Net income/ (loss) attributable to New Oriental	66,734	(875,980)	107.6%
Non-GAAP net income/ (loss) attributable to New Oriental (2)(3)	101,456	(790,396)	112.8%
Net income/ (loss) per ADS attributable to New Oriental—basic	0.39	(5.17)	107.6%
Net income/ (loss) per ADS attributable to New Oriental—diluted	0.38	(5.17)	107.4%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental—basic (2)(3)(4)	0.60	(4.66)	112.8%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental—diluted (2)(3)(4)	0.58	(4.66)	112.5%

(1)

Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income/ (loss) attributable to New Oriental, operating income/ (loss) and net income/ (loss) per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain / (loss) from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income/ (loss) per ADS attributable to New Oriental is computed using Non-GAAP net income/ (loss) attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

(5)	The key financial results for the second fiscal quarter of 2022 have not been previously released.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2022

•

The total number of schools and learning centers was 708 as of November 30, 2022, an increase of 2 compared to 706 as of August 31, 2022 and a decrease of 585 compared to 1,293 as of November 30, 2021, respectively. The total number of schools was 95 as of November 30, 2022.

Michael Yu, New Oriental’s Executive Chairman, commented, “It is encouraging to see a continuously strong momentum of our overall business in the second fiscal quarter of this year, which marks a fresh start after downsizing throughout the last fiscal year. Our remaining key businesses started to show a steady trend of recovery after several years of pandemic disruption. In this fiscal quarter, our overseas test preparation and overseas study consulting businesses increased by approximately 17% and 14% year over year, respectively. Simultaneously, our educational new business initiatives sustained a strong growth and generated meaningful profit in this fiscal quarter. The non-academic tutoring business was rolled out in over 60 cities, with 477,000 enrollments in this fiscal quarter, while the intelligent learning system and devices were adopted in around 60 cities, with 108,000 active paid users in this fiscal quarter. With these solid financial results and positive customer feedback, we are increasingly confident in the promising prospects of our new businesses, as well as our ability to capture emerging opportunities in these rapidly-growing markets.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “By the end of this fiscal quarter, the total number of schools and learning centers remained at 708. We focus more strategically on business opportunities in the major markets of higher-tier cities, and proactively leverage our existing infrastructure and education resources for both the remaining key businesses and new educational initiatives across cities. The continued investment in maintaining our online-merge-offline teaching system provides flexibility and high teaching quality to our customers amid the pandemic. Koolearn.com has made significant progress in its private label products and livestreaming e-commerce business, and have achieved breakthroughs in our business operations and financial performance. While DONG FANG ZHEN XUAN(东方甄选) has become a well-known platform for promoting healthy, top-quality and cost-effective products to the public, it continues to expand its product selection and SKUs through proactive cooperation with third parties, coupled with increase in our DONG FANG ZHEN XUAN private label products. By focusing on improving product capabilities and developing diverse cultural content, DONG FANG ZHEN XUAN has yielded millions of revenues and a loyal customer base in the first half of this fiscal year.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “Despite the fact that the second quarter is traditionally the slowest quarter of the year, we still managed to generate non-GAAP operating profit of US$16.3 million for the quarter. We recorded a positive operating cash flow of US$173.7 million and by the end of this fiscal quarter, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.2 billion. We will continue to ramp up our effort in all aspects to accelerate our recovery and pursue profitable growth. We are confident in delivering more value to our customers, society and shareholders in the long term.”

Share Repurchase

On July 26, 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. As of January 16, 2023, the Company repurchased an aggregate of approximately 3.1 million ADSs for approximately US$79.0 million from the open market under the share repurchase program.

Financial Results for the Second Fiscal Quarter Ended November 30, 2022

Net Revenues

For the second fiscal quarter of 2023, New Oriental reported net revenues of US$638.2 million, representing a 3.1% decrease year over year. The decline was mainly due to the cessation of K-9 academic after-school tutoring services in complying with the government policies in China.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$640.7 million, representing a 55.1% decrease year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$621.9 million, representing a 55.4% decrease year-over-year. The decrease was primarily due to the reduction of facilities and number of staff as a result of the downsizing in fiscal year 2022.

•	Cost of revenues decreased by 31.6% year-over-year to US$336.2 million.

•	Selling and marketing expenses decreased by 15.0% year-over-year to US$95.5 million.

•

General and administrative expenses for the quarter decreased by 74.6% year-over-year to US$209.0 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$190.9 million, representing a 75.7% decrease year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 39.5% to US$18.8 million in the second fiscal quarter of 2023.

Operating Income / Loss and Operating Margin

Operating loss was US$2.5 million, compared to the loss of US$768.1 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$16.3 million, compared to the loss of US$737.1 million in the same period of the prior fiscal year.

Operating margin for the quarter was negative 0.4%, compared to negative 116.7% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 2.6%, compared to negative 112.0% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$0.7 million, compared to the loss of US$936.5 million in the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental were US$0.00 and US$0.00, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$17.8 million, compared to the loss of US$901.6 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.11 and US$0.10, respectively.

Cash Flow

Net cash flow generated from operation for the second fiscal quarter of 2023 was approximately US$173.7 million and capital expenditures for the quarter were US$11.4 million.

Balance Sheet

As of November 30, 2022, New Oriental had cash and cash equivalents of US$1,029.9 million. In addition, the Company had US$1,033.2 million in term deposits and US$2,145.7 million in short-term investments.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the second quarter of fiscal year 2023 was US$1,139.1 million, an increase of 6.9% as compared to US$1,065.8 million at the end of the second quarter of fiscal year 2022.

Financial Results for the Six Months Ended November 30, 2022

For the first six months of fiscal year 2023, New Oriental reported net revenues of US$1,383.0 million, representing a 29.7% decrease year-over-year.

Operating income was US$75.5 million, compared to a loss of US$735.7 million in the same period of the prior fiscal year. Non-GAAP operating income for the first six months of fiscal year 2023 was US$113.3 million, compared to a loss of US$661.4 million in the same period of the prior fiscal year.

Operating margin for the first six months of fiscal year 2023 was 5.5%, compared to negative 37.4% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2023, was 8.2%, compared to negative 33.6% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2023 was US$66.7 million, compared to a loss of US$876.0 million in the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2023 amounted to US$0.39 and US$0.38, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2023 was US$101.5 million, compared to a loss of US$790.4 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2023 amounted to US$0.60 and US$0.58, respectively.

Koolearn’s Financial Highlights for the Six Months Ended November 30, 2022

New Oriental’s subsidiary, Koolearn Technology Holdings Limited (“Koolearn”), a leading online extracurricular education service provider and a well known private label products and livestreaming e-commerce platform in China listed on the Hong Kong Stock Exchange, announced its financial results under International Financial Reporting Standards (“IFRS”) for the first six months of fiscal year 2023. Koolearn’s financial information in this section is presented in accordance with IFRS.

For the first six months ended November 30, 2022, Koolearn recorded revenues of RMB 2,080.1 million (US$293.5 million), a 590.2% increase from revenues from continuing operations of RMB301.4 million in the same period of the prior fiscal year, and recorded a net profit of RMB585.3 million (US$82.6 million), a 638.5% increase from net loss from continuing operations of RMB108.7 million in the same period of the prior fiscal year. Koolearn’s gross profit was RMB982.5 million (US$138.6 million) and gross profit margin was 47.2% for the six months ended November 30, 2022.

The translations of RMB amounts into U.S. dollars in this section are presented solely for the convenience of the readers. The conversion of RMB into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of November 30, 2022, which was RMB7.0879 to US$1.00. The percentages stated in this section are calculated based on the RMB amounts.

Koolearn’s Proposed Change of Company Name

On January 5, 2023, Koolearn proposed a change of company name from “Koolearn Technology Holding Limited” (“新東方在綫科技控股有限公司”) to “East Buy Holding Limited” (東方甄選控股有限公司”) as part of reassessment by Koolearn’s board of directors to fully encompass the direction of Koolearn’s current business and future outlook.

Outlook for the Third Quarter of the Fiscal Year 2023

New Oriental expects total net revenues in the third quarter of the fiscal year 2023 (December 1, 2022 to February 28, 2023) to be in the range of US$702.8 million to US$719.8 million, representing year-over-year increase in the range of 14% to 17%.

The projected increase of revenue in our functional currency Renminbi is expected to be in the range of 24% to 27% for the third quarter of the fiscal year 2023.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 17, 2023, U.S. Eastern Time (9 PM on January 17, 2023, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BI7e732066495e450bb411f6b75a1cac60. It will automatically direct you to the registration page of “New Oriental FY 2023 Q2 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/ht5qqwzg first. The replay will be available until January 17, 2024.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, online education and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2023, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant increase in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income/ (loss) excluding share-based compensation expenses and gain/ (loss) from fair value change of investments, operating income/ (loss) excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income/ (loss) per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain/ (loss) from fair value change of investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2022	As of May 31 2022
	(Unaudited) USD	(Audited) USD
ASSETS:
Current assets:
Cash and cash equivalents	1,029,865	1,148,637
Restricted cash, current	67,183	—
Term deposits	1,033,173	1,140,066
Short-term investments	2,145,655	1,902,254
Accounts receivable, net	27,837	16,430
Inventory, net	74,612	27,925
Prepaid expenses and other current assets, net	228,591	215,402
Amounts due from related parties, current	10,480	23,245

Total current assets	4,617,396	4,473,959

Restricted cash, non-current	25,776	45,890
Property and equipment, net	345,832	402,690
Land use rights, net	3,373	3,627
Amounts due from related parties, non-current	1,704	3,365
Long-term deposits	26,040	33,409
Intangible assets, net	28,962	2,800
Goodwill, net	105,783	70,803
Long-term investments, net	399,149	437,919
Deferred tax assets, non-current, net	51,323	20,038
Right-of-use assets	413,755	531,102
Other non-current assets	4,460	9,064

Total assets	6,023,553	6,034,666

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	81,529	22,289
Accrued expenses and other current liabilities	435,523	510,264
Income taxes payable	119,484	75,650
Amounts due to related parties	214	226
Deferred revenue	1,139,080	933,062
Operating lease liability,current	147,190	168,623

Total current liabilities	1,923,020	1,710,114

Deferred tax liabilities, non-current	17,608	19,240
Unsecured senior notes	15,103	65,394
Operating lease liabilities, non-current	324,736	446,394

Total long-term liabilities	357,447	531,028

Total liabilities	2,280,467	2,241,142

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,607,181	3,705,506
Non-controlling interests	135,905	88,018

Total equity	3,743,086	3,793,524

Total liabilities and equity	6,023,553	6,034,666

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2022	2021
	(Unaudited) USD	(Unaudited) USD
Net revenues	638,214	658,321

Operating cost and expenses (note 1)
Cost of revenues	336,196	491,676
Selling and marketing	95,525	112,378
General and administrative	208,981	822,370

Total operating cost and expenses	640,702	1,426,424

Operating loss	(2,488)	(768,103)

Gain/(loss) from fair value change of investments	271	(5,746)
Other income/(loss), net	26,320	(46,283)
Provision for income taxes	(3,942)	(94,852)
Loss from equity method investments	(3,575)	(35,618)

Net income/(loss)	16,586	(950,602)

Add: Net (gain)/loss attributable to non-controlling interests	(15,854)	14,092

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	732	(936,510)

Net income/(loss) per share attributable to New Oriental-Basic (note 2)	0.00	(0.55)
Net income/(loss) per share attributable to New Oriental-Diluted (note 2)	0.00	(0.55)
Net income/(loss) per ADS attributable to New Oriental-Basic (note 2)	0.00	(5.52)
Net income/(loss) per ADS attributable to New Oriental-Diluted (note 2)	0.00	(5.52)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2022	2021
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	208,981	822,370
Less: Share-based compensation expenses in general and administrative expenses	18,114	36,340

Non-GAAP general and administrative expenses	190,867	786,030

Total operating cost and expenses	640,702	1,426,424
Less: Share-based compensation expenses	18,791	31,045

Non-GAAP operating cost and expenses	621,911	1,395,379

Operating loss	(2,488)	(768,103)
Add: Share-based compensation expenses	18,791	31,045

Non-GAAP operating income/(loss)	16,303	(737,058)

Operating margin	-0.4%	-116.7%
Non-GAAP operating margin	2.6%	-112.0%
Net income/(loss) attributable to New Oriental	732	(936,510)
Add: Share-based compensation expenses	17,289	29,139
Less: Gain/(loss) from fair value change of investments	271	(5,746)

Non-GAAP net income/(loss) attributable to New Oriental	17,750	(901,625)

Net income/(loss) per ADS attributable to New Oriental- Basic (note 2)	0.00	(5.52)
Net income/(loss) per ADS attributable to New Oriental- Diluted (note 2)	0.00	(5.52)
Non-GAAP net income/(loss) per ADS attributable to New Oriental—Basic (note 2)	0.11	(5.31)
Non-GAAP net income/(loss) per ADS attributable to New Oriental—Diluted (note 2)	0.10	(5.31)
Weighted average shares used in calculating basic net income/(loss) per ADS (note 2)	1,689,218,254	1,696,966,183
Weighted average shares used in calculating diluted net income/(loss) per ADS (note 2)	1,689,994,459	1,696,966,183
Non-GAAP net income/(loss) per share—basic	0.01	(0.53)
Non-GAAP net income/(loss) per share—diluted	0.01	(0.53)

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended November 30
	2022	2021
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	116	(1,379)
Selling and marketing	561	(3,916)
General and administrative	18,114	36,340

Total	18,791	31,045

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended November 30
	2022	2021
	(Unaudited) USD	(Unaudited) USD
Net cash provided by/ (used in) operating activities	173,670	(628,322)
Net cash (used in )/ provided by investing activities	(54,203)	474,055
Net cash used in financing activities	(97,758)	(112,178)
Effect of exchange rate changes	(35,997)	(32,765)
Net change in cash, cash equivalents and restricted cash	(14,288)	(299,210)
Cash, cash equivalents and restricted cash at beginning of period	1,137,112	1,349,340
Cash, cash equivalents and restricted cash at end of period	1,122,824	1,050,130

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,383,036	1,967,132

Operating costs and expenses (note 1):
Cost of revenues	648,263	1,133,717
Selling and marketing	194,269	277,403
General and administrative	465,003	1,291,682

Total operating costs and expenses	1,307,535	2,702,802

Operating income/(loss)	75,501	(735,670)

Loss from fair value change of investments	(47)	(14,323)
Other income/(loss), net	58,218	(2,358)
Provision for income taxes	(27,285)	(113,831)
Loss from equity method investments	(5,220)	(41,778)

Net income/(loss)	101,167	(907,960)

Add: Net (gain)/loss attributable to non-controlling interests	(34,433)	31,980

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.	66,734	(875,980)

Net income/(loss) per share attributable to New Oriental-Basic (note 2)	0.04	(0.52)
Net income/(loss) per share attributable to New Oriental-Diluted (note 2)	0.04	(0.52)
Net income/(loss) per ADS attributable to New Oriental-Basic (note 2)	0.39	(5.17)
Net income/(loss) per ADS attributable to New Oriental-Diluted (note 2)	0.38	(5.17)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	465,003	1,291,682
Less: Share-based compensation expenses in general and administrative expenses	36,699	77,476

Non-GAAP general and administrative expenses	428,304	1,214,206

Total operating costs and expenses	1,307,535	2,702,802
Less: Share-based compensation expenses	37,846	74,222

Non-GAAP operating costs and expenses	1,269,689	2,628,580

Operating income/(loss)	75,501	(735,670)
Add: Share-based compensation expenses	37,846	74,222

Non-GAAP operating income/(loss)	113,347	(661,448)

Operating margin	5.5%	-37.4%
Non-GAAP operating margin	8.2%	-33.6%
Net income/(loss) attributable to New Oriental	66,734	(875,980)
Add: Share-based compensation expenses	34,675	71,261
Less: Loss from fair value change of investments	(47)	(14,323)

Non-GAAP net income/(loss) attributable to New Oriental	101,456	(790,396)

Net income/(loss) per ADS attributable to New Oriental- Basic (note 2)	0.39	(5.17)
Net income/(loss) per ADS attributable to New Oriental- Diluted (note 2)	0.38	(5.17)
Non-GAAP net income/(loss) per ADS attributable to New Oriental—Basic (note 2)	0.60	(4.66)
Non-GAAP net income/(loss) per ADS attributable to New Oriental—Diluted (note 2)	0.58	(4.66)
Weighted average shares used in calculating basic net income/(loss) per ADS (note 2)	1,695,055,767	1,695,875,271
Weighted average shares used in calculating diluted net income/(loss) per ADS (note 2)	1,696,196,397	1,695,875,271
Non-GAAP net income/(loss) per share—basic	0.06	(0.47)
Non-GAAP net income/(loss) per share—diluted	0.06	(0.47)

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	6	(205)
Selling and marketing	1,141	(3,049)
General and administrative	36,699	77,476

Total	37,846	74,222

Note 2: Each ADS represents ten common shares. For the three and six months ended November 30, 2021, the weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended November 30
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by/ (used in) operating activities	358,917	(1,074,835)
Net cash (used in )/ provided by investing activities	(249,499)	653,374
Net cash used in financing activities	(117,751)	(113,259)
Effect of exchange rate changes	(63,370)	(47,277)
Net change in cash, cash equivalents and restricted cash	(71,703)	(581,997)
Cash, cash equivalents and restricted cash at beginning of period	1,194,527	1,632,127
Cash, cash equivalents and restricted cash at end of period	1,122,824	1,050,130